Exhibit 21.1

SUBSIDIARIES OF DPC HOLDINGS LIMITED

1.	Certified Alloy Products Inc, United States
2.	Deritend International Ltd, England & Wales
3.	Doncasters Inc., United States
4.	Doncasters Precision Castings – Bochum GmbH, Germany
5.	Ross & Catherall Ltd, England & Wales
6.	UPM Casting SA de CV, Mexico